As filed with the Securities and Exchange Commission on November 4, 2022

Registration No. 333-262904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Beamr Imaging Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

State of Israel	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 HaManofim Street
Herzeliya, 4672561, Israel

Tel: +1-888-520-8735

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Beamr, Inc.
16185 Los Gatos Blvd

Ste 205

Mailbox 12

Los Gatos, CA 95032
Tel: (650) 961-3098

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Mark Selinger, Esq. Gary Emmanuel, Esq. Eyal Peled, Esq. Greenberg Traurig, LLP One Vanderbilt Avenue New York, NY 10017 Telephone: 212.801.9200	Ronen Kantor, Esq. Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices BSR 4, 7 Metsada Street Bnei Brak, Israel 5126112 Telephone: +972.3.6109100	Oded Har-Even, Esq. Eric Victorson, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Telephone: 212.660.3000	Reut Alfiah, Adv. Sullivan & Worcester Israel (Har-Even & Co.) HaArba’a Towers - 28 HaArba’a St. North Tower, 35th Floor Tel-Aviv, Israel 6473925 Telephone: +972.74.758.0480

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-262904) of Beamr Imaging Ltd. is being filed solely for the purpose of filing revised Exhibit 5.2 and Exhibit 23.3 to the Registration Statement. Accordingly, this Amendment consists of the facing page, this explanatory note, Part II of the Registration Statement (including the signature page and the exhibits index) and the filed exhibits only. The prospectus, constituting Part I of the Registration Statement, is unchanged and has therefore been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees.

Indemnification

The Israeli Companies Law 5759-2999, or the Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her for the benefit of another person pursuant to a judgment including a judgment given in the matter of a compromise or an arbitral award approved by the court;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed on him or her by a court (1) in proceedings filed against him by or on behalf of the company or by any other person , or that another person institutes on the company’s behalf, against him or her; (2) for a criminal charge from which he was acquitted; or (3) for a criminal charge in which he was found guilty of an offense not requiring proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such undertaking relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen at the time of granting the undertaking to indemnify; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We intend to enter, into indemnification agreements with all of our directors and with all members of our senior management subject to the listing of our securities on the Nasdaq Capital Market. Each such indemnification agreement will provide the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, other than a breach of the duty of care in a distribution. Subject to the aforesaid limitations, under the indemnification agreements we intend to enter, we will exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that the Company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and ensure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2), Rule 701 and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

In 2019, we granted to our officers, employees and advisors share options to purchase an aggregate of 50,000 ordinary shares, at a weighted average exercise price of $4.45 per share.

On August 6, 2019, we entered into Advanced Investment Agreements, or the 2019 AIAs, with several of our current shareholders, under which we raised a total aggregated amount of providing for bridge loan financing in the aggregate amount of $3,097,000, which are not bearing any interest but are eligible for conversion into our shares at a discounted rate. The agreements and the conversion terms are detailed in Note 8 to our consolidated financial statements as of December 31, 2020. The 2019 AIAs provide for the conversion of the investment amount into our ordinary shares under certain circumstances including in particular in the case of an initial public offering such that immediately prior to the closing of this offering the investment amount shall automatically convert into such number of our ordinary shares equal to the initial public offering price multiplied by 0.8.

In 2020, we issued an aggregate of 9,800 ordinary shares upon exercise of share options by our employees.

In 2020, we granted our officers and employees share options to purchase an aggregate of 353,960 ordinary shares, at a weighted average exercise price of $1.8 per share.

In April 2021, we issued to Silicon Valley Bank a 15-year warrant to purchase 9,764 shares exercisable at an exercise price of $5.12 per share (subject to standard adjustments) into either Series C Preferred Shares or a class of securities sold and issued by us in the next equity financing round. Furthermore, if the holder exercises the warrant and the warrant value (as determined in the warrant) is lower than $50,000, then immediately following such exercise, we are required to pay the holder an amount equal to the difference between the $50,000 and the warrant value.

On August 26, 2021, we entered into Advanced Investment Agreements, or the 2021 AIAs, with several of our current shareholders, providing for bridge loan financing in the aggregate amount of $560,000. The 2021 AIAs provide for the conversion of the investment amount into our ordinary shares under certain circumstances including in particular in the case of an initial public offering such that immediately prior to the closing of this offering the investment amount shall automatically convert into such number of our ordinary shares equal to the initial public offering price multiplied by 0.8.

On February 17, 2022 we entered into a second Loan and Securities Agreement, or the 2022 Loan Agreement providing for a credit line against accounts receivables. According to the 2022 Loan Agreement commencing as of August 1, 2022 through December 31, 2022, SVB may, in its sole discretion in each instance, pursuant to our request, finance specific eligible account receivables of ours, as determined in the 2022 Loan Agreement, in a total amount equal to the face amount of the eligible account receivable multiplied by a rate of 80%, subject to reduction by SVB in its discretion, or the Advance, provided that the aggregate amount of all outstanding Advances shall not exceed the lesser of (i) an aggregate principal amount equal to $350,000, or the Revolving Line, or (ii) 80% of all eligible account receivables minus the sum of all outstanding principal amounts of any Advances, subject to reduction by SVB in its discretion. Upon making of the initial Advance, we agreed to issue to SVB a warrant to purchase (i) 4,784 Series C Convertible Preferred Shares, or (ii) ordinary shares in the event that we have listed our securities for trading on Nasdaq, or (iii) upon SVB’s written irrevocable election in its sole discretion, the same class and series, or other designation, of convertible preferred share or other senior equity security sold and issued by us in the next equity financing over a 15-years period commencing the issuance date of such warrant, at an exercise price of $5.12 per share, provided that if the class is the next equity financing securities, then the exercise price shall be the lowest price per share for which next equity financing securities are sold or issued by us. On July 26, 2022, we terminated the 2022 Loan Agreement and the security interest on all our assets was removed. As a result of such termination, we have no commitment to issue the aforesaid warrant to SVB.

In 2021, we granted our officers and employees share options to purchase an aggregate of 214,688 ordinary shares, at a weighted average exercise price of $2 per share.

On July 7, 2022, we entered into a funding agreement with IBI Spikes Ltd., or IBI, providing for a loan, or the IBI Loan, in the amount of NIS 3.1 million (approximately $900,000), or the IBI Loan Agreement. The loan is repayable on a monthly basis based on a formula set forth in the IBI Loan Agreement until the earlier repayment of NIS 4,172,760 (approximately $1.2 million), or the Repayment Amount, or January 5, 2026. We may repay the IBI Loan early based on formula set forth in the IBI Loan Agreement. The IBI Loan Agreement provides for certain customary covenants and accelerates in the event of default.

In consideration for the grant of the IBI Loan, we are required to pay to IBI a non-refundable one-time fee of 1.5% of the IBI Loan amount and we agreed to issue a warrant to purchase 65,562 warrant shares, which refers to the most senior class of shares outstanding or, in the case of an exercise following the completion of this offering, ordinary shares. The warrant shall have a term of the earlier of 10 years or certain liquidation events and a variable exercise price depending on the occurrence of certain liquidation events. In the case of the completion of this offering, the exercise price of the warrant shall be a 20% discount to the public price per share sold in this offering.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Articles of Association of the Registrant
4.1*	Specimen share certificate of the Registrant
4.2*	Form of Representative’s Warrant
5.1*	Opinion of Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices
5.2**	Opinion of Greenberg Traurig, LLP
10.1*	Form of Indemnification Agreement
10.2*+	2010 Option Plan
10.3*+	2015 Share Incentive Plan
10.4*	Form of Compensation Policy for Directors and Officers
10.5*	Loan and Security Agreement dated as of February 19, 2017 between Silicon Valley Bank, Beamr Imaging Ltd. and Beamr, Inc.
10.6*	Warrant to Purchase Shares issued February 19, 2017 to Silicon Valley Bank
10.7*	Form of Advance Investment Agreement dated August 6, 2019
10.8*	Deferral Agreement dated April 15, 2020 between Silicon Valley Bank and Beamr Imaging Ltd and Beamr, Inc.
10.9*	Deferral Agreement dated April 29, 2021 between Silicon Valley Bank, Beamr Imaging Ltd. and Beamr, Inc.
10.10*	Warrant to Purchase Stock issued April 29, 2021 to Silicon Valley Bank
10.11*	Form of Advance Investment Agreement dated August 26, 2021
10.12*^	Funding Agreement dated as of July 5, 2022 between IBI Spikes Ltd. and Beamr Imaging Ltd.
10.13*	Warrant to Purchase Shares of Beamr Imaging Ltd. dated as of July 5, 2022 issued to IBI Spikes Ltd.
16.1*	Letter of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd, an independent registered public accounting firm
23.2*	Consent of Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices (included in Exhibit 5.1)
23.3**	Consent of Greenberg Traurig, LLP (included in Exhibit 5.2)
24.1*	Power of Attorney (included in signature pages of Registration Statement)
99.1*	Consent of Yair Shoham to be Named as Director Nominee
99.2*	Consent of Osnat Michaeli to be Named as Director Nominee
107*	Filing Fee Table

*	Previously filed.

**	Filed herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

^	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Herzeliya, Israel on this 4th day of November 2022.

Beamr Imaging Ltd.

By:	/s/ Sharon Carmel
Sharon Carmel, Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sharon Carmel	Chief Executive Officer and Chairman	November 4, 2022
Sharon Carmel	(Principal Executive Officer)

/s/ Danny Sandler	Chief Financial Officer	November 4, 2022
Danny Sandler	(Principal Financial and Accounting Officer)

/s/ *	Director	November 4, 2022
Tal Barnoach

/s/ *	Director	November 4, 2022
Lluis Pedragosa

* /s/ Sharon Carmel
Sharon Carmel
Attorney in Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Beamr Imaging Ltd., has signed this Registration Statement on this 4th day of November 2022.

Beamr, Inc.

Authorized U.S. Representative

/s/ Sharon Carmel
Name:	Sharon Carmel
Title:	Authorized Person